Exhibit 99.1

FCA to announce 2019 First Quarter Results on May 3

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the first quarter 2019 will be released on Friday, May 3, 2019.
A live audio webcast and conference call of the 2019 first quarter results will begin at 1:00 p.m. BST / 2:00 p.m. CEST / 8:00 a.m. EDT on Friday, May 3.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 24 April 2019

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com